UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BitterBrains Inc

Legal status of issuer

> *Form*
> General Partnership
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 23, 2017

Physical address of issuer
2093 Philadelphia Pike #9442, Claymont, DE 19703

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$595,654	$1,234,302
Cash & Cash Equivalents	$529,487	$1,083,028
Accounts Receivable	$9,039	$90,136
Short-term Debt	$33,666	$529,370
Long-term Debt	$0	$0
Revenues/Sales	$2,226,506	$2,806,651
Cost of Goods Sold	$1,879,925	$1,537,729
Taxes Paid	$0	$0
Net Income	-$202,318	$530,352

May 13, 2025

FORM C-AR

BitterBrains Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BitterBrains Inc, a Delaware General Partnership (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at bitterbrains.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 13, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BitterBrains Inc (the "Company") is a Delaware General Partnership, formed on February 23, 2017.

The Company is located at 2093 Philadelphia Pike #9442, Claymont, DE 19703.

The Company's website is bitterbrains.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

BitterBrains, Inc. makes developers' lives easier with education, certification, and conferences. The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Issuer's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns.

Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form CIA, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form CIA thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

We face competition from established and emerging companies, which could divert clients to our competitors, result in pricing pressure and significantly reduce our revenue.

We expect that the online learning market will continue to expand. The number of new competitive entrants into the online learning market has expanded rapidly in recent years. We face increasing competition to enroll clients in our offerings. We expect existing competitors and new entrants to the online learning market to revise and improve their business models constantly in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

Some of our competitors and potential competitors have significantly greater resources than we do. A number of competitive factors could cause us to lose potential client opportunities or force us to offer our platform on less favorable economic terms, including:

- competitors may develop service offerings that our potential clients find to be more compelling than ours;

- competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in client and student requirements, and devote greater resources to the acquisition of clients than we can; and

- current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and our industry is likely to see an increasing number of new entrants and increased consolidation. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

Our growth strategy anticipates that we will create new products and services. If we are unable to effectively manage

these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.

As we create new products and services, we expect to face challenges distinct from those we currently encounter, including:

- the challenge of tailoring new products and services to new technologies as they develop, including artificial intelligence;

- changing client and student habits as new channels for learning content are developed globally; and

- unpredictable market behavior as the market develops new distribution channels for learning.

Our failure to manage these new distribution channels, or any new distribution channels we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form CIA is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form ClA, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form CIA and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of three and one-half percent (3.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering - it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form CIA and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form CIA and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

BitterBrains, Inc. makes developers' lives easier with education, certification, and conferences. The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

Business Plan

BitterBrains is a dynamic company that owns and operates a portfolio of online platforms aimed at empowering developers and professionals through high-quality education, certification, community engagement, and next-generation AI tools. Its platforms include Vue School, Mastering Nuxt, Mastering Pinia, Frontend Nation, Vue Nation, Vue Forge, InstantDev.io, LevelupDX.com, and Certificates.dev. These platforms offer a range of services, from in-depth developer training to official certifications for key technologies such as Vue.js, Nuxt, Angular, and JavaScript, positioning BitterBrains as a leading provider in the tech education and certification space.

The company's journey began with the founding of Vue School, which quickly became one of the most respected platforms for learning Vue.js. Through expertly crafted courses and tutorials, Vue School laid the foundation for BitterBrains' success, attracting developers worldwide. Building on this momentum, the company expanded into new verticals, addressing broader areas of frontend development through Mastering Nuxt and Mastering Pinia. This further cemented its reputation as a trusted educational resource.

A major achievement for BitterBrains is its partnership with the Vue.js organisation to offer the official Vue.js certification, hosted on Certificates.dev. This platform delivers industry-recognized certifications in Vue.js, Nuxt, Angular, and JavaScript, enabling developers to formally validate their expertise. Certificates.dev has quickly become a go-to destination for professional validation in the tech space, serving thousands of developers globally.

Beyond education and certification, BitterBrains fosters community through initiatives like Vue Nation, Frontend Nation, and Vue Forge. These events, conferences, and workshops bring together developers, industry leaders, and educators to learn, collaborate, and shape the future of software development. This community-driven approach ensures developers stay up to date with trends, tools, and real-world use cases.

Looking to the future, BitterBrains is now entering the AI space with two groundbreaking products that aim to revolutionize how developers learn and build software. The first is AI-Driven Development, a training platform that teaches developers how to harness AI tools and workflows to become five to twenty times more productive. The second is a powerful AI website builder, initially built for Vue applications, that enables users to generate high-quality, production-grade code simply by describing what they want to build. This tool is powered by the same proprietary assessment engine that drives Certificates.dev and is designed to be the first developer-focused, tech-agnostic AI coding assistant capable of supporting full-stack development.

With these AI initiatives, BitterBrains is significantly expanding its audience and mission. It is transforming from an education platform into a leader in intelligent developer tooling. As it continues to grow, BitterBrains remains committed to quality content, strong community, and practical innovation that meets the evolving needs of developers and organizations worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandros Kyriakidis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, director, and founder since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, director and Co-founder of the Issuer (inception present); Responsibilities include overseeing and managing the company. As the Chief Executive Officer of BitterBrains Inc., Alex Kyriakidis is responsible for the overall strategic direction and operational management of the company. His primary focus is on driving growth and innovation across various platforms, including Vue School, Mastering Nuxt, and Certificates.dev. Alex leads the company's vision to empower developers by providing high-quality educational resources and certifications. In his role, Alex oversees all aspects of the business, including marketing, product development, and community engagement. He actively engages with stakeholders to foster relationships that support the company's growth objectives. Alex is instrumental in setting the strategic roadmap, identifying new market opportunities, and ensuring that the company remains at the forefront of developer education. Alex has been a passionate advocate for the developer community, working to create partnerships and initiatives that support both individual developers and businesses. His leadership has been pivotal in organizing major events, such as Vue Nation and Frontend Nation, that connect developers and facilitate knowledge sharing. Before founding BitterBrains, Alex had extensive experience in tech entrepreneurship, which laid the foundation for his commitment to enhancing the developer experience through education and community support.

Education

Computer Science, Aristotle University Thessaloniki Bachelor's degree 2011 - 2013 (Attended)

Name

Maria Panagiotidou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Operations June 2018.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As the Director of Operations at BitterBrains Inc. (June 2018 - Present), Maria Panagiotidou is responsible for overseeing the day-to-day operational activities of the company, ensuring that all processes run efficiently and effectively. Her role includes optimizing internal workflows, resource management, and implementing strategies to support the company's rapid growth. Maria collaborates closely with various teams, including marketing, product development, and customer support, to ensure alignment with the company's objectives. She plays a critical role in managing cross-functional projects that enhance operational effectiveness and improve the overall user experience across BitterBrains' platforms. In addition to her operational responsibilities, Maria is also involved in human resources management, focusing on talent acquisition and employee development to build a strong, motivated team. She is committed to fostering a positive work environment that encourages collaboration and innovation.

Education

Social, Politic & Economic Science Democritus University of Thrace (D.U.Th.) Bachelor's degree, Social Work

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandros Kyriakidis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, director, and founder since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, director and Co-founder of the Issuer (inception present); Responsibilities include overseeing and managing the company. As the Chief Executive Officer of BitterBrains Inc., Alex Kyriakidis is responsible for the overall strategic direction and operational management of the company. His primary focus is on driving growth and innovation across various platforms, including Vue School, Mastering Nuxt, and Certificates.dev. Alex leads the company's vision to empower developers by providing high-quality educational resources and certifications. In his role, Alex oversees all aspects of the business, including marketing, product development, and community engagement. He actively engages with stakeholders to foster relationships that support the company's growth objectives. Alex is instrumental in setting the strategic roadmap, identifying new market opportunities, and ensuring that the company remains at the forefront of developer education. Alex has been a passionate advocate for the developer community, working to create partnerships and initiatives that support both individual developers and businesses. His leadership has been pivotal in organizing major events, such as Vue Nation and Frontend Nation, that connect developers and facilitate knowledge sharing. Before founding BitterBrains, Alex had extensive experience in tech entrepreneurship, which laid the foundation for his commitment to enhancing the developer experience through education and community support.

Education

Computer Science, Aristotle University Thessaloniki Bachelor's degree 2011 - 2013 (Attended)

Name

Desmond Kurz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO since inception.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As the Chief Marketing Officer at BitterBrains Inc. (March 2022 Present), Des Kurz is responsible for developing and executing the company's global marketing strategy across its various platforms, including Vue School, Mastering Nuxt, and Certificates.dev. His role involves overseeing branding initiatives, digital marketing campaigns, and community engagement efforts aimed at driving user acquisition and retention. In this capacity, Des leads a team of marketing professionals to create and implement integrated marketing plans that align with business objectives. He is instrumental in analyzing market trends and customer insights to optimize marketing strategies and ensure effective communication with the developer community. Des also plays a key role in fostering partnerships with industry influencers and organizations to enhance brand visibility and credibility. His leadership in organizing major events, such as Vue Nation and Frontend Nation, helps to strengthen the community around BitterBrains' offerings and promote educational resources for developers. In his previous role as Director of Marketing at Swappa, Des focused on performance marketing, content strategy, and brand positioning, driving significant growth and customer engagement. His expertise in data driven marketing and community building initiatives continues to influence BitterBrains' m1ss10n of empowering developers worldwide.

Education

Rhodes University - Bachelor of Commerce in Management and Commercial Law (1991-1994) Activities: Captain of the University Rugby Team Coursework included commercial law, management, business strategy, and economics, providing a solid foundation for a career in business leadership and marketing. Selborne College-Matric (1986-1990) Activities: Member of the Investment Team Completed with a focus on analytical thinking and strategic decision making, evidenced by active participation in investment related activities.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	N/A
Voting Rights	Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "Lead"). The Issuer does not have any voting agreements in place.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)			Intermediary Fees, Platform Development & Expansion, Marketing & Customer Acquisition	August 11, 2024	Regulation CF

Ownership

TND Consultancy B.V. owns 100% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
TND Consultancy B.V.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy.

Over the next 12 months, management is focused on launching and scaling the AI Website Builder and React Certification, while continuing to grow enterprise adoption of existing products. The strategy includes activating our developer community, expanding into high-margin B2B channels, and converting users through targeted go-to-market campaigns. We're also keeping the team lean and tying new spend directly to revenue growth. While full profitability may not be reached within the year, we expect significant improvements in unit economics and are targeting cash-flow break-even. If growth accelerates, we may reinvest to capture market share, but the plan remains grounded in capital efficiency and long-term sustainability.

Liquidity and Capital Resources

On August 11, 2024 the Company conducted an offering pursuant to Regulation CF and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandros Kyriakidis
(Signature)

Alexandros Kyriakidis
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Bitterbrains, Inc
Profit and Loss
January - December 2024

	Total
Income	
**1000	Vue School**	
1001 Subscriptions	812,076
1002 LifeTime	311,836
1003 Masterclass	4,773
1999 Vue School Refund	-31,679
**Total 1000	Vue School**	**$ 1,097,005**
**2000	Mastering Nuxt**	3,279
2001 Mastering Nuxt 2	594
2002 Mastering Nuxt 3	84,935
2003 Bundle Course	46,578
2009 Mastering Nuxt Discount	-35,275
2999	Mastering Nuxt Refund	-3,615
**Total 2000	Mastering Nuxt**	**$ 96,495**
**3000	Certification**	
3001	Vue.js Certification Program	373,700
3002	Nuxt Certification Program	113,409
3003	Angular Certification Program	231,078
3004	JavaScript Certification program	92,054
3009	Certification.dev Discount	0
3999	Certification Program Refund	0
**Total 3000	Certification**	**$ 810,240**
**4000	Mastering Pinia**	1,044
4001	Mastering Pinia - Essentials	660
4002	Mastering Pinia - Complete	91,313
4003	Mastering Pinia - Workshop	3,192
4009	Mastering Pinia - Discount	-44,421
4999	Mastering Pinia Refund	-615
**Total 4000	Mastering Pinia**	**$ 51,173**
**6000	Vue.js Developers**	
6002	Course sales	113
6999	Vue.js Developers Refund	-134
**Total 6000	Vue.js Developers**	**-$ 21**
**7000	Sponsorship Income**	53,500
**8000	Vue.js Bundles**	100,845
**9000	InstantDev**	12,800
Other Income	
License Fee	2,250
Other Income	2,220

Total Other Income	$	4,470
Total Income	$	2,226,506
Cost of Goods Sold		
Cost of Goods Sold		5,007
Placement Fee		30,279
Total Cost of Goods Sold	$	35,287
Gross Profit	$	2,191,220
Expenses		
Bank Charges & Fees		
Mercury Bank Fee		3,421
PayPal Fees		21,667
Stripe Fee		65,859
Wise fee		5,058
Total Bank Charges & Fees	$	96,005
Commission & Fees		361,040
Computer Equipment Expense		2,133
Filing fee		185
Independent Contractors Expense		1,483,599
Legal Fee		770
Marketing & Advertising		91,750
Meals & Entertainment		54,457
Office/General Administrative Expenses		4,392
Other Business Expenses		41,403
Phone & Internet Expenses		294
Postage & Shipping		759
Proctoring service		9,365
Professional Service		8,750
Software & Subscriptions		114,876
Taxes		
Taxes & Licenses		850
Taxes Paid		60,000
Total Taxes	$	60,850
Travel		96,344
Total Expenses	$	2,426,972
Net Operating Income	-$	235,753
Other Income		
Credit Card Cashback (Non-Taxable)		4,296
Interest Income		33,440
Total Other Income	$	37,736
Other Expenses		
Unrealized Gain or Loss		0
Depreciation		4,283
Exchange Gain or Loss		18
Total Other Expenses	$	4,301

Net Other Income	$	33,435
Net Income	-$	202,318

Bitterbrains, Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury | Certification - Checking 7022	600
Mercury | InstantDev - Checking 7216	6,355
Mercury | Mastering Nuxt - Checking 8947	360
Mercury | Mastering Pinia - Checking 3750	200
Mercury | Treasury	285,277
Mercury | Vue School - Checking 3168	155,320
Mercury | Vue.js Developers - Checking 1087	40
PayPal | Certification	294
Stripe | Certification	2,616
Stripe | InstantDev	6,395
Stripe | Mastering Nuxt	176
Stripe | Vue School	2,370
Stripe | Vue.js Bundles	33,698
Stripe | Vue.js Developer	-45
WISE | EUR	13,923
WISE | USD	21,909
WISE | USD for affiliates	1
Total Bank Accounts	**$ 529,487**
Accounts Receivable	
Accounts Receivable (A/R)	9,039
Total Accounts Receivable	**$ 9,039**
Other Current Assets	
Prepaid and Other Current Assets	20,999
Undeposited Funds	273
Total Other Current Assets	**$ 21,272**
Total Current Assets	**$ 559,798**
Fixed Assets	
Fixed Asset Computer (EUR)	0
MMYV3FN/A Apple Studio Display Nano/1M-BEL	2,645
Acc Depr | MMYV3FN/A Apple Studio Display Nano/1M-BEL	-1,058
Total MMYV3FN/A Apple Studio Display Nano/1M-BEL	$ 1,587
Z15G0028S Z15G0028S Apple MBP 14.2 SG	2,460
Acc Depr | Z15G0028S Apple MBP 14.2 SG	-984
Total Z15G0028S Z15G0028S Apple MBP 14.2 SG	$ 1,476
Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	3,533
Acc Depr | Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	-1,413

Total Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	$	2,120
Total Fixed Asset Computer (EUR)	$	5,182
Fixed Asset Computer (USD)		
Computer bought before 2020		2,749
Acc Depr | Computer bought before 2020		-1,100
Total Computer bought before 2020	$	1,650
Elgato Key Light		215
Acc Depr | Elgato Key Light		-86
Total Elgato Key Light	$	129
Logitech Streamcam		111
Acc Depr | Logitech Streamcam		-44
Total Logitech Streamcam	$	67
Total Fixed Asset Computer (USD)	$	1,845
Fixed Asset Computers (EGP)		
Elgato Wave 3		241
Acc Depr | Elgato Wave 3		-48
Total Elgato Wave 3	$	193
Samsung Monitor LS32BM700UMXEG		297
Acc Depr | Samsung Monitor LS32BM700UMXEG		-60
Total Samsung Monitor LS32BM700UMXEG	$	238
Total Fixed Asset Computers (EGP)	$	431
Fixed Asset Computers (RSD)		
LG 27UL550P-W 27"/IPS		313
Acc Depr | LG 27UL550P-W 27"/IPS		-63
Total LG 27UL550P-W 27"/IPS	$	251
Total Fixed Asset Computers (RSD)	$	251
Fixed Asset Computers (ZAR)		
Apple MacBook Air 13" 7-core GPU 256GB		1,025
Acc Depr | Apple MacBook Air 13" 7-core GPU 256GB		-410
Total Apple MacBook Air 13" 7-core GPU 256GB	$	615
Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD		1,886
Acc Depr | Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD		-377
Total Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD	$	1,509
LG27UL500 LG 27" UHD 4K HDR MONITOR		394
Acc Depr | LG27UL500 LG 27" UHD 4K HDR MONITOR		-158
Total LG27UL500 LG 27" UHD 4K HDR MONITOR	$	236
Total Fixed Asset Computers (ZAR)	$	2,360
Intangible Assets		25,787
Total Fixed Assets	$	35,856
TOTAL ASSETS	$	595,654
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		

Accounts Payable (A/P)			24,804
Accounts Payable (A/P) - EUR			0
Total Accounts Payable		$	**24,804**
Credit Cards			
Ramp Card			8,863
Total Credit Cards		$	**8,863**
Total Current Liabilities		$	**33,666**
Total Liabilities		$	**33,666**
Equity			
Prior Year Adjustment			6,434
Retained Earnings			757,872
Net Income			-202,318
Total Equity		$	**561,988**
TOTAL LIABILITIES AND EQUITY		$	**595,654**

Tuesday, May 20, 2025 04:43:16 AM GMT-7 - Accrual Basis

Bitterbrains, Inc
Profit and Loss
January - December 2023

	Total
Income	
1000 | Vue School	
1001 Subscriptions	841,828
1002 LifeTime	140,419
1003 Masterclass	2,961
1999 Vue School Refund	-28,176
Total 1000 | Vue School	$ 957,032
10000 | Workshops	
10001 | Private Workshops	47,785
Total 10000 | Workshops	$ 47,785
2000 | Mastering Nuxt	
2001 Mastering Nuxt 2	1,825
2002 Mastering Nuxt 3	230,125
2003 Bundle Course	39,954
2999 | Mastering Nuxt Refund	-14,863
Total 2000 | Mastering Nuxt	$ 257,041
3000 | Certification	
3001 | Vue.js Certification Program	1,203,210
3999 | Certification Program Refund	-341
Total 3000 | Certification	$ 1,202,870
4000 | Mastering Pinia	
4001 | Mastering Pinia - Essentials	2,200
4002 | Mastering Pinia - Complete	172,168
4003 | Mastering Pinia - Workshop	3,990
4009 | Mastering Pinia - Discount	-88,868
4999 | Mastering Pinia Refund	-149
Total 4000 | Mastering Pinia	$ 89,341
5000 | Hiring Services	
5001 | Subscription	7,984
5999 | Hiring Services Refund	-499
Total 5000 | Hiring Services	$ 7,485
6000 | Vue.js Developers	
6001 Advertistment	299
6002 | Course sales	201
Total 6000 | Vue.js Developers	$ 500
7000 | Sponsorship Income	197,000
8000 | Vue.js Bundles	49,524
8099 | Vue.js Bundles Refund	-1,926
Total 8000 | Vue.js Bundles	$ 47,598

99999 | Refund (DEACTIVATED)		0
Other Income		
Consulting Income		22,000
License Fee		1,290
Other Income		10,693
Total Other Income	$	**33,983**
Total Income	$	**2,840,635**
Cost of Goods Sold		
Conference Expenses		349
Cost of Goods Sold		3,141
Placement Fee		12,888
Total Cost of Goods Sold	$	**16,378**
Gross Profit	$	**2,824,257**
Expenses		
Bank Charges & Fees		
Mercury Bank Fee		907
PayPal Fees		22,049
Ramp Card Fees		50
Stripe Fee		90,776
Wise fee		3,629
Total Bank Charges & Fees	$	**117,411**
Commission & Fees		496,236
Computer Equipment Expense		931
Donations		46
Filing fee		25
Independent Contractors Expense		1,038,352
Insurance		246
Management fee		175,000
Marketing & Advertising		77,311
Meals & Entertainment		24,078
Office/General Administrative Expenses		13,192
Other Business Expenses		16,693
Phone & Internet Expenses		807
Postage & Shipping		352
Professional Service		5,992
Software & Subscriptions		87,521
Taxes		
Provision for Income Taxes		6,083
Taxes & Licenses		450
Taxes Paid		140,000
Total Taxes	$	**146,533**
Travel		101,620
Total Expenses	$	**2,302,346**
Net Operating Income	$	**521,911**

Other Income		
Credit Card Cashback (Non-Taxable)		6,919
Interest Income		14,724
Total Other Income	$	**21,643**
Other Expenses		
Unrealized Gain or Loss		0
Amortization		10,024
Depreciation		3,174
Exchange Gain or Loss		2
Total Other Expenses	$	**13,200**
Net Other Income	$	**8,443**
Net Income	$	**530,354**

Tuesday, May 20, 2025 04:50:19 AM GMT-7 - Accrual Basis

Bitterbrains, Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury | Certification - Checking 7022	0
Mercury | Mastering Nuxt - Checking 8947	0
Mercury | Mastering Pinia - Checking 3750	1
Mercury | Treasury	598,814
Mercury | Vue School - Checking 3168	85,205
Mercury | Vue.js Developers - Checking 1087	236
Stripe | Certification	2,268
Stripe | Mastering Nuxt	1,203
Stripe | Vue School	3,362
Stripe | Vue.js Bundles	1,261
Stripe | Vue.js Developer	0
WISE | EUR	43,128
WISE | USD	346,869
WISE | USD for affiliates	1
Total Bank Accounts	**$ 1,082,349**
Accounts Receivable	
Accounts Receivable (A/R)	90,136
Total Accounts Receivable	**$ 90,136**
Other Current Assets	
Prepaid and Other Current Assets	20,999
Undeposited Funds	680
Total Other Current Assets	**$ 21,679**
Total Current Assets	**$ 1,194,164**
Fixed Assets	
Fixed Asset Computer (EUR)	0
MMYV3FN/A Apple Studio Display Nano/1M-BEL	2,645
Acc Depr | MMYV3FN/A Apple Studio Display Nano/1M-BEL	-1,058
Total MMYV3FN/A Apple Studio Display Nano/1M-BEL	$ 1,587
Z15G0028S Z15G0028S Apple MBP 14.2 SG	2,460
Acc Depr | Z15G0028S Apple MBP 14.2 SG	-984
Total Z15G0028S Z15G0028S Apple MBP 14.2 SG	$ 1,476
Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	3,533
Acc Depr | Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	-1,413
Total Z15G002F5 Z15G002F5 Apple MBP M1 14.2 SG	$ 2,120
Total Fixed Asset Computer (EUR)	**$ 5,182**
Fixed Asset Computer (USD)	

Computer bought before 2020			2,749
Acc Depr | Computer bought before 2020			-1,100
Total Computer bought before 2020		$	1,650
Elgato Key Light			215
Acc Depr | Elgato Key Light			-86
Total Elgato Key Light		$	129
Logitech Streamcam			111
Acc Depr | Logitech Streamcam			-44
Total Logitech Streamcam		$	67
Total Fixed Asset Computer (USD)		$	1,845
Fixed Asset Computers (EGP)			
Elgato Wave 3			241
Acc Depr | Elgato Wave 3			-48
Total Elgato Wave 3		$	193
Samsung Monitor LS32BM700UMXEG			297
Acc Depr | Samsung Monitor LS32BM700UMXEG			-60
Total Samsung Monitor LS32BM700UMXEG		$	238
Total Fixed Asset Computers (EGP)		$	431
Fixed Asset Computers (RSD)			
LG 27UL550P-W 27"/IPS			313
Acc Depr | LG 27UL550P-W 27"/IPS			-63
Total LG 27UL550P-W 27"/IPS		$	251
Total Fixed Asset Computers (RSD)		$	251
Fixed Asset Computers (ZAR)			
Apple MacBook Air 13" 7-core GPU 256GB			1,025
Acc Depr | Apple MacBook Air 13" 7-core GPU 256GB			-410
Total Apple MacBook Air 13" 7-core GPU 256GB		$	615
Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD			1,886
Acc Depr | Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD			-377
Total Apple MB Pro 14" 10-Core CPU 16-Core GPU 1TB SSD		$	1,509
LG27UL500 LG 27" UHD 4K HDR MONITOR			394
Acc Depr | LG27UL500 LG 27" UHD 4K HDR MONITOR			-158
Total LG27UL500 LG 27" UHD 4K HDR MONITOR		$	236
Total Fixed Asset Computers (ZAR)		$	2,360
Intangible Assets			30,070
Total Fixed Assets		$	40,139
TOTAL ASSETS		$	1,234,303
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)			46,263
Accounts Payable (A/P) - EUR			6,917
Total Accounts Payable		$	53,180

Credit Cards			
Ramp Card			14,761
Total Credit Cards		$	**14,761**
Other Current Liabilities			
Deferred Revenue			227,056
Prepaid and Other Current Liabilities			234,373
Total Other Current Liabilities		$	**461,429**
Total Current Liabilities		$	**529,370**
Total Liabilities		$	**529,370**
Equity			
Prior Year Adjustment			6,434
Retained Earnings			168,145
Net Income			530,354
Total Equity		$	**704,933**
TOTAL LIABILITIES AND EQUITY		$	**1,234,303**